UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.  )*

Under the Securities Exchange Act of 1934

ATHENE HOLDING LTD.

(Name of Issuer)

Class A Common Shares, par value $0.001

(Title of Class of Securities)

G0684D107

(CINS)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor
Los Angeles, CA 90071
(213) 612-2500

Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). APH I Holdings - Wednesday Sub (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 2,882,191 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 2,882,191 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,191 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). APH II Holdings - Wednesday Sub (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 126,144 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 126,144 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,144 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). APH III Holdings - Wednesday Sub (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 440,296 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 440,296 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,296 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). APH IV Holdings - Wednesday Sub (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 498,872 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 498,872 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,872 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). APH V Holdings - Wednesday Sub (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 70,584 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 70,584 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,584 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). APH VI Holdings - Wednesday Sub (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 375,365 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 375,365 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,365 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). APH VII Holdings - Wednesday Sub (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 182,050 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 182,050 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,050 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). APH VIII Holdings - Wednesday Sub (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 1,262,505 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 1,262,505 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,505 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). APH IX Holdings - Wednesday Sub (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 202,951 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 202,951 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,951 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). APH X Holdings - Wednesday Sub (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 36,457 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 36,457 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,457 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). APH XI Holdings - Wednesday Sub (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 1,309,203 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 1,309,203 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,309,203 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). APH XII Holdings - Wednesday Sub (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 283,829 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 283,829 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,829 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AMH Holdings - Wednesday Sub (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 20,288,737 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 20,288,737 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,288,737 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Insurance Solutions Group LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 1 Class A Common Share

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 1 Class A Common Share

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Class A Common Share

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AISG GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 1 Class A Common Share

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 1 Class A Common Share

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Class A Common Share

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Life Asset, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 1 Class A Common Share

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 1 Class A Common Share

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Class A Common Share

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Life Asset GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 1 Class A Common Share

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 1 Class A Common Share

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Class A Common Share

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 1 Class A Common Share

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 1 Class A Common Share

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Class A Common Share

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Capital Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 1 Class A Common Share

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 1 Class A Common Share

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Class A Common Share

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Palmetto Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 80,096 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 80,096 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,096 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Palmetto Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 80,096 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 80,096 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,096 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 2,882,191 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 2,882,191 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,191 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings I GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 2,882,191 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 2,882,191 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,191 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 126,144 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 126,144 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,144 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings II GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 126,144 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 126,144 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,144 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 440,296 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 440,296 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,296 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings III GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 440,296 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 440,296 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,296 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 578,968 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 578,968 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 578,968 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings IV GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 578,968 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 578,968 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 578,968 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 290,584 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 290,584 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,584 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings V GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 290,584 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 290,584 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,584 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 375,365 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 375,365 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,365 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings VI GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 375,365 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 375,365 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,365 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 182,050 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 182,050 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,050 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings VII GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 182,050 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 182,050 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,050 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 26,012,233 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 26,012,233 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,012,233 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings VIII GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 26,012,233 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 26,012,233 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,012,233 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 202,951 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 202,951 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,951 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings IX GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 202,951 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 202,951 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,951 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 36,457 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 36,457 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,457 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings X GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 36,457 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 36,457 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,457 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings XI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 1,309,203 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 1,309,203 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,309,203 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings XII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 289,829 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 289,829 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,829 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Principal Holdings XII GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 289,829 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 289,829 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,829 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AMH Holdings (Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 20,288,737 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 20,288,737 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,288,737 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AMH Holdings GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 20,288,737 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 20,288,737 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,288,737 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AAA Guarantor-Athene, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 605,555 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 605,555 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,555 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AAA Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 605,555 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 605,555 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,555 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AAA Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 605,555 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 605,555 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,555 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AAA MIP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 605,555 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 605,555 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,555 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Alternative Assets, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 605,555 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 605,555 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,555 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo International Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 605,555 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 605,555 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,555 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo International Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 605,555 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 605,555 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,555 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%

12	TYPE OF REPORTING PERSON (See Instructions) OO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AAA Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 1,569,625 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 1,569,625 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,569,625 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AAA Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 1,569,625 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 1,569,625 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,569,625 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Management Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 2,205,525 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 2,175,181 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,205,525 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%

12	TYPE OF REPORTING PERSON (See Instructions) PN

CINS No. G0684D107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apollo Management Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER 2,205,525 Class A Common Shares

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER 2,175,181 Class A Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,205,525 Class A Common Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%

12	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.                                                         Security and Issuer

This Statement on Schedule 13D relates to Class A common shares, par value $0.001 per share (the “Class A Shares”), of Athene Holding Ltd. (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 96 Pitts Bay Road, Pembroke, HM08, Bermuda.

Item 2.                                                         Identity and Background

This Schedule 13D is filed by: (i) APH I Holdings - Wednesday Sub (Cayman), LLC (“APH I Holdings”); (ii) APH II Holdings - Wednesday Sub (Cayman), LLC (“APH II Holdings”); (iii) APH III Holdings - Wednesday Sub (Cayman), LLC (“APH III Holdings”); (iv) APH IV Holdings - Wednesday Sub (Cayman), LLC (“APH IV Holdings”); (v) APH V Holdings - Wednesday Sub (Cayman), LLC (“APH V Holdings”); (vi) APH VI Holdings - Wednesday Sub (Cayman), LLC (“APH VI Holdings”); (vii) APH VII Holdings - Wednesday Sub (Cayman), LLC (“APH VII Holdings”); (viii) APH VIII Holdings - Wednesday Sub (Cayman), LLC (“APH VIII Holdings”); (ix) APH IX Holdings - Wednesday Sub (Cayman), LLC (“APH IX Holdings”); (x) APH X Holdings - Wednesday Sub (Cayman), LLC (“APH X Holdings”); (xi) APH XI Holdings - Wednesday Sub (Cayman), LLC (“APH XI Holdings”); (xii) APH XII Holdings - Wednesday Sub (Cayman), LLC (“APH XII Holdings”); (xiii) AMH Holdings - Wednesday Sub (Cayman), LLC (“AMH Holdings”); (xiv) Apollo Insurance Solutions Group LP (“Solutions”); (xv) AISG GP Ltd. (“AISG GP”); (xvi) Apollo Life Asset, L.P. (“Apollo Life”); (xvii) Apollo Life Asset GP, LLC (“Apollo Life GP”); (xviii) Apollo Capital Management, L.P. (“Capital Management”); (xix) Apollo Capital Management GP, LLC (“Capital Management GP”); (xx)  Apollo Palmetto Advisors, L.P. (“Palmetto Advisors”); (xxi) Apollo Palmetto Management, LLC (“Palmetto Management”); (xxii) Apollo Principal Holdings I, L.P. (“Principal Holdings I”); (xxiii) Apollo Principal Holdings I GP, Ltd. (“Principal Holdings I GP”); (xxiv) Apollo Principal Holdings II, L.P. (“Principal Holdings II”); (xxv) Apollo Principal Holdings II GP, Ltd. (“Principal Holdings II GP”); (xxvi) Apollo Principal Holdings III, L.P. (“Principal Holdings III”); (xxvii) Apollo Principal Holdings III GP, Ltd. (“Principal Holdings III GP”); (xxviii) Apollo Principal Holdings IV, L.P. (“Principal Holdings IV”); (xxix) Apollo Principal Holdings IV GP, Ltd. (“Principal Holdings IV GP”); (xxx) Apollo Principal Holdings V, L.P. (“Principal Holdings V”); (xxxi) Apollo Principal Holdings V GP, Ltd. (“Principal Holdings V GP”); (xxxii) Apollo Principal Holdings VI, L.P. (“Principal Holdings VI”); (xxxiii) Apollo Principal Holdings VI GP, Ltd. (“Principal Holdings VI GP”); (xxxiv) Apollo Principal Holdings VII, L.P. (“Principal Holdings VII”); (xxxv) Apollo Principal Holdings VII GP, Ltd. (“Principal Holdings VII GP”); (xxxvi) Apollo Principal Holdings VIII, L.P. (“Principal Holdings VIII”); (xxxvii) Apollo Principal Holdings VIII GP, Ltd. (“Principal Holdings VIII GP”); (xxxviii) Apollo Principal Holdings IX, L.P. (“Principal Holdings IX”); (xxxix) Apollo Principal Holdings IX GP, Ltd. (“Principal Holdings IX GP”); (xl) Apollo Principal Holdings X, L.P. (“Principal Holdings X”); (xli) Apollo Principal Holdings X GP, Ltd. (“Principal Holdings X GP”); (xlii) Apollo Principal Holdings XI, LLC (“Principal Holdings XI”); (xliii) Apollo Principal Holdings XII, L.P. (“Principal Holdings XII”); (xliv) Apollo Principal Holdings XII GP, Ltd. (“Principal Holdings XII GP”); (xlv) AMH Holdings (Cayman), L.P. (“AMH Holdings Cayman”); (xlvi) AMH Holdings GP, Ltd. (“AMH Holdings GP”); (xlvii) AAA Guarantor-Athene, L.P. (“AAA Guarantor”); (xlviii) AAA Investments, L.P. (“AAA Investments”); (xlix) AAA Associates, L.P. (“AAA Associates”); (l) AAA MIP Limited (“AAA MIP”); (li) Apollo Alternative Assets, L.P. (“AAA”); (lii) Apollo International Management, L.P. (“Int’l Management”); (liii) Apollo International Management GP, LLC (“Int’l Management GP”); (liv) AAA Holdings, L.P. (“AAA Holdings”); (lv) AAA Holdings GP Limited (“AAA Holdings GP”); (lvi) Apollo Management Holdings, L.P. (“Management Holdings”); and (lvii) Apollo Management Holdings GP, LLC (“Management Holdings GP”).

The foregoing are collectively referred to herein as the “Reporting Persons.” The Reporting Persons are investment funds and management entities affiliated Apollo Global Management, Inc. (“AGM”).

APH I Holdings, APH II Holdings, APH III Holdings, APH IV Holdings, APH V Holdings, APH VI Holdings, APH VII Holdings, APH VIII Holdings, APH IX Holdings, APH X Holdings, APH XI Holdings, APH XII Holdings, AMH Holdings, Solutions, Palmetto Advisors, Principal Holdings V, Principal Holdings VIII, AAA Guarantor, AAA Holdings, and Management Holdings each hold shares of the Class A Shares of the Issuer, and their principal business is the investment in securities of the Issuer.

The sole member of APH I Holdings is Principal Holdings I, and Principal Holdings I GP is the general partner of Principal Holdings I. The sole member of APH II Holdings is Principal Holdings II, and Principal Holdings II GP is the general partner of Principal Holdings II. The sole member of APH III Holdings is Principal Holdings III, and Principal Holdings III GP is the general partner of Principal Holdings III. The sole member of APH IV Holdings is Principal Holdings IV, and Principal Holdings IV GP is the general partner of Principal Holdings IV. The sole member of APH V Holdings is Principal Holdings V, and Principal Holdings V GP is the general partner of Principal Holdings V. The sole member of APH VI Holdings is Principal Holdings VI, and Principal Holdings VI GP is the general partner of Principal Holdings VI. The sole member of APH VII Holdings is Principal Holdings VII, and Principal Holdings VII GP is the general partner of Principal Holdings VII. The sole member of APH VIII Holdings is Principal Holdings VIII, and Principal Holdings VIII GP is the general partner of Principal Holdings VIII. The sole member of APH IX Holdings is Principal Holdings IX, and Principal Holdings IX GP is the general partner of Principal Holdings IX. The sole member of APH X Holdings is Principal Holdings X, and Principal Holdings X GP is the general partner of Principal Holdings X. The sole member of APH XI Holdings is Principal Holdings XI. The sole member of APH XII Holdings is Principal Holdings XII, and Principal Holdings XII GP is the general partner of Principal Holdings XII. The sole member of AMH Holdings is AMH Holdings Cayman, and AMH Holdings GP is the general partner of AMH Holdings Cayman.

The sole member of Solutions is AISG GP. The general partner of AISG GP is Apollo Life. Apollo Life GP is the general partner of Apollo Life. Capital Management is the sole member of Apollo Life GP. The general partner of Capital Management is Capital Management GP.

Palmetto Management is the general partner of Palmetto Advisors.  Principal Holdings IV is the sole member of Palmetto Management, and Principal Holdings IV GP is the general partner of Principal Holdings IV.

AAA Investments is the General Partner of AAA Guarantor.  AAA Associates is the general partner of AAA Investments. AAA MIP is the general partner of AAA Associates. AAA provides investment services to AAA Guarantor, AAA Investments, AAA Associates and AAA MIP. Int’l Management is the managing general partner of AAA.  Int’l Management GP is the general partner of Int’l Management.

AAA Holdings GP is the general partner of AAA Holdings. Management Holdings is the sole member and manager of Int’l Management GP and Capital Management GP, and the sole shareholder of AAA Holdings GP. Management Holdings GP is the general partner of Management Holdings and the sole director of AMH Holdings GP.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Management Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The address of each of APH I Holdings, APH II Holdings, APH III Holdings, APH IV Holdings, APH V Holdings, APH VI Holdings, APH VII Holdings, APH VIII Holdings, APH IX Holdings, APH X Holdings, APH XI Holdings, APH XII Holdings, AMH Holdings, Principal Holdings I, Principal Holdings I GP, Principal Holdings II, Principal Holdings II GP, Principal Holdings III, Principal Holdings III GP, Principal Holdings IV, Principal Holdings IV GP, Principal Holdings V, Principal Holdings V GP, Principal Holdings VI, Principal Holdings VI GP, Principal Holdings VII, Principal Holdings VII GP, Principal Holdings VIII, Principal Holdings VIII GP, Principal Holdings IX, Principal Holdings IX GP, Principal Holdings X, Principal Holdings X GP, Principal Holdings XI, Principal Holdings XII, Principal Holdings XII GP, AMH Holdings Cayman, AMH Holdings GP, AISG GP, Apollo Life, Apollo Life GP and AAA is c/o Walkers Corporate Limited, Cayman Corporate Center, 27 Hospital Road, George Town, KY1-9008 Grand Cayman, Cayman Islands. The principal address of Solutions is 2121 Rosecrans Ave. Ste 5300, El Segundo, California 90245.  The address of each of Capital Management, Capital Management GP, Palmetto Advisors, AAA Guarantor, Int’l Management, Int’l Management GP, Management Holdings, and Management Holdings GP is 9 West 57th Street, New York, NY 10019. The address of each of Palmetto Management and AAA Investments is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal address for each of AAA Associates, AAA MIP, AAA Holdings, and AAA Holdings GP is Trafalgar Court, Les Banques, GY1 3QL, St. Peter Port, Guernsey, Channel Islands.

APH I Holdings, APH II Holdings, APH III Holdings, APH IV Holdings, APH V Holdings, APH VI Holdings, APH VII Holdings, APH VIII Holdings, APH IX Holdings, APH X Holdings, APH XI Holdings, APH XII Holdings, AMH Holdings, and Principal Holdings XI are each limited liability companies registered in the Cayman Islands.

AISG GP, Apollo Life, Principal Holdings I, Principal Holdings II, Principal Holdings III, Principal Holdings IV, Principal Holdings V, Principal Holdings VI, Principal Holdings VII, Principal Holdings VIII, Principal Holdings IX, Principal Holdings X, Principal Holdings XII, AMH Holdings Cayman, and AAA are each exempted limited partnerships registered in the Cayman Islands.

Apollo Life GP, Principal Holdings I GP, Principal Holdings II GP, Principal Holdings III GP, Principal Holdings IV GP, Principal Holdings V GP, Principal Holdings VI GP, Principal Holdings VII GP, Principal Holdings VIII GP, Principal Holdings IX GP, Principal Holdings X GP, Principal Holdings XII GP, and AMH Holdings GP are each exempted companies registered in the Cayman Islands.  Capital Management, Palmetto Advisors, AAA Guarantor, AAA Investments, Int’l Management, and Management Holdings are each Delaware limited partnerships.  Solutions, Capital Management GP, Palmetto Management, Int’l Management GP, and Management Holdings GP are each Delaware limited liability companies.  AAA Associates, and AAA Holdings are each Guernsey limited partnerships.  AAA MIP and AAA Holdings GP are each limited companies incorporated in Guernsey.

Item 3.                                                         Source and Amount of Funds

The Reporting Persons acquired 19,679,591 Class A Shares upon the conversion of the shares of Class B common shares, par value $0.001 per share (the “Class B Shares”), held by them prior to the conversion.  35,534,942 new Class A Shares were acquired in exchange for (i) 29,154,519 Operating Group Units (as defined in the Transaction Agreement) (“AOG Units”), and (ii) $350,000,000.

Item 4.                                                         Purpose of the Transaction

All of the shares of Class A Shares that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes and intend to review their investments in the Issuer on a continuing basis. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Stockholders’ Agreement and Voting Agreement described below in Item 6. Six of the Issuer’s 15 directors are employees of or consultants to AGM, including the Issuer’s Chairman, Chief Executive Officer and Chief Investment Officer, who is also the Chief Executive Officer of Solutions, the Issuer’s investment manager and a subsidiary of AGM. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

The Reporting Persons retain the right to change their investment intent.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Shares, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Class A Shares or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Class A Shares or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Shares or other securities of the Issuer (or any combination or derivative thereof).

Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board or other third parties regarding such matters.

In addition, without limitation, the Reporting Persons have and intend to continue to engage in discussions with management or the Board about its business, operations, strategy, plans and prospects, from time to time.  In addition, without limitation, the Reporting Persons may engage in discussions with management, the Board, stockholders or other securityholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including, but not limited to, a merger or reorganization), a sale or transfer of a material amount of assets, a change in the Board or management, a material change in the capitalization or dividend policies, other material changes in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or other actions that may impede the acquisition of control of the Issuer, or similar actions.

The descriptions of the Transaction Agreement, the Stockholders’ Agreement, Voting Agreement and the Registration Rights Agreement set forth in Item 6 are hereby incorporated into this Item 4 by reference.

Item 5.   Interest in Securities of the Issuer.

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated by reference.  The aggregate beneficial ownership of the Class A Shares by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	57,019,830
Sole Dispositive Power	0
Shared Dispositive Power	55,214,532

The Reporting Persons aggregate percentage beneficial ownership of the total amount of Class A Shares outstanding is 28.0%, based on a total of 203,815,874 Class A Shares as of February 28, 2020. The reported amounts do not include shares that may be acquired by AGM or its affiliates pursuant to the Conditional Right (discussed in greater detail below in Item 6) to purchase additional Class A Shares to the extent the issued and outstanding Class A Shares beneficially owned by the AGM, controlled affiliates of AGM (including for this purpose the Reporting Persons) and each employee of and consultant to AGM (“Apollo Holders”) do not equal at least 35% of the issued and outstanding Class A Shares, on a fully diluted basis.  As of the closing date of the transactions, the Apollo Holders beneficially owned 72,528,592 or 34.0% percent of the outstanding Class A Shares issues on a fully diluted basis as of the closing.

The number of shares reported as beneficially owned by Management Holdings and Management Holdings GP include 30,344 Class a Shares that have been granted to employees and are held by Management Holdings as custodian, and which Management Holdings has the authority to vote.  The number of shares reported as beneficially owned by Management Holdings and Management Holdings GP do not include the number of Class A Shares Management Holdings may acquire upon the exercise of the Facility Right (discussed in greater detail below in Item 6) to purchase up to that number of Class A Shares that would increase by 5 percentage points the percentage of the issued and outstanding Class A Shares beneficially owned by the Apollo Holders, calculated on a fully diluted basis.

The number of shares reported as beneficially owned by Principal Holdings V and Principal Holdings V GP include 220,000 Class A Shares held by Principal Holdings V. The number of shares reported as beneficially owned by Principal Holdings VIII and Principal Holdings VIII GP include 17,173,970 Class A Shares held by Principal Holdings VIII.

APH I Holdings, APH II Holdings, APH III Holdings, APH IV Holdings, APH V Holdings, APH VI Holdings, APH VII Holdings, APH VIII Holdings, APH IX Holdings, APH X Holdings, APH XI Holdings, APH XII Holdings, AMH Holdings, Solutions, Palmetto Advisors, AAA Holdings, and Management Holdings each disclaims beneficial ownership of all of the Class A Shares included in this report other than the Class A Shares held of record by such Reporting Person, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Principal Holdings I, Principal Holdings I GP, Principal Holdings II, Principal Holdings II GP, Principal Holdings III, Principal Holdings III GP, Principal Holdings IV, Principal Holdings IV GP, Principal Holdings V, Principal Holdings V GP, Principal Holdings VI, Principal Holdings VI GP, Principal Holdings VII, Principal Holdings VII GP, Principal Holdings VIII, Principal Holdings VIII GP, Principal Holdings IX, Principal Holdings IX GP, Principal Holdings X, Principal Holdings X GP, Principal Holdings XI, Principal Holdings XII, Principal Holdings XII GP, AMH Holdings Cayman, AMH Holdings GP, AISG GP, Apollo Life, Apollo Life GP, Palmetto Management, Capital Management, Capital Management GP, AAA Guarantor, AAA Investments, AAA Associates, AAA MIP, AAA, Int’l Management, Int’l Management GP, AAA Holdings GP, and

Management Holdings GP, and Messrs. Leon Black, Joshua Harris and Marc Rowan, the managers, as well as executive officers, of Management Holdings GP, and the directors, as well as executive officers, of Principal Holdings IV GP and Principal Holdings V GP, each disclaim beneficial ownership of all Class A Shares included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) None of the Reporting Persons has effected any transactions of the Class A Shares during the 60 days preceding the date of this Schedule 13D, except as described in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference.

Item 6.                                                       Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

Transaction Agreement

On October 27, 2019 the Company, entered into a Transaction Agreement (the “Transaction Agreement”), by and among the Company, and certain affiliated entities of the Reporting Persons, including AGM, and certain affiliates of AGM that comprise the Apollo Operating Group (collectively, the “AOG”), pursuant to which, among other things:

• the Company (acting through itself and certain subsidiaries) will sell 35,534,942 Class A Shares to the AOG for approximately $1.55 billion, consisting of (i) 29,154,519 AOG units (as defined therein) valued at approximately $1.2 billion (based on the closing market price of AGM’s Class A Shares on October 25, 2019) and (ii) $350 million in cash (the “Share Issuance”), as further described below;

• the Company agreed to grant AGM the right to purchase additional Class A Shares from the closing date of the Share Issuance (the “Closing Date”) until 180 days thereafter to the extent the issued and outstanding Class A Shares beneficially owned by the Apollo Holders (inclusive of Class A Shares over which any such persons have a valid proxy) do not equal at least 35% of the issued and outstanding Class A Shares, on a fully diluted basis (the “Conditional Right”).  In the event that the Conditional Right is exercised, AGM will pay the Company a price per Class A Share equal to the volume-weighted average price for Class A Shares for the 30 calendar days prior to the date AGM delivers notice to the Company that it has exercised the Conditional Right, in accordance with the Transaction Agreement;

• Management Holdings will have the right to purchase up to that number of Class A Shares that would increase by 5 percentage points the percentage of the issued and outstanding Class A Shares beneficially owned by the Apollo Holders (inclusive of Class A Shares over which any such persons have a valid proxy), calculated on a fully diluted basis (the “Facility Right,” and together with the Share Issuance and the Conditional Right, the “Share Transactions”). The purchase price for the Class A Shares issued in connection with the exercise of the Facility Right will be equal to the greater of the closing price of Class A Shares on the last trading day immediately prior to the applicable exercise of the Facility Right and (i) for the first year following the Closing Date, $42.92, and (ii) thereafter, the 60 calendar day trailing volume-weighted average price of such Class A Shares as of the applicable exercise date of the Facility Right; and

• the Company will make certain amendments to its Twelfth Amended and Restated Bye-laws (the “Bye-laws”), by way of amending and restating the Bye-laws (the “Thirteenth Amended and Restated Bye-laws”), which include, among other items, the elimination of the Company’s current multi-class share structure.

The Transaction Agreement and the consummation of the transactions contemplated by the Transaction Agreement were unanimously approved by a special committee (the “Special Committee”) of the Company’s Board and the disinterested members of the Board. Following approval of the Transaction Agreement by the Company’s shareholders on February 12, 2020, the Share Issuance closed on February 28, 2020.  The Class A Shares were issued to the following Reporting Persons as follows:

APH I Holdings	2,882,191
APH II Holdings	126,144
APH III Holdings	440,296
APH IV Holdings	498,872
APH V Holdings	70,584
APH VI Holdings	375,365
APH VII Holdings	182,050
APH VIII Holdings	1,262,505
APH IX Holdings	202,951
APH X Holdings	36,457
APH XI Holdings	1,309,203
APH XII Holdings	283,829
AMH Holdings	20,288,737
Principal Holdings VIII	7,575,758

The Transaction Agreement is included as Exhibit A to this Schedule 13D, and is incorporated herein by reference.

Bye-Law Amendments. Pursuant to the Transaction Agreement, the Company agreed to make certain amendments to the Bye-laws, by way of adopting the Thirteenth Amended and Restated Bye-laws upon the closing of the proposed transaction. The Bye-law amendments will, among other things:

• Eliminate the multi-class common stock structure of the Company, with all outstanding Class B Shares (together with Class A Shares, “Common Shares”) being converted into Class A Shares and all Class M common shares of the Company (“Class M Common Shares”) being converted into a combination of Class A Shares and warrants to purchase Class A Shares;

• Modify the voting cutback that is applicable to persons who own, or are treated as owning, Class A Shares that represent more than 9.9% of the total voting power of the Company (the “9.9% Voting Cutback”). As modified, the 9.9% Voting Cutback applies to limit to 9.9% the voting power of the Company owned by persons who, together with their affiliates, beneficially own more than 9.9% of the voting power of the Company, subject to exemptions as authorized by a super-majority of the Board. In connection with such amendments, (i) the Board has resolved to exempt shares beneficially owned by the Apollo Group (as defined in the Bye-laws) from the 9.9% Voting Cutback and (ii) delegated authority to the Company’s independent directors to remove the 9.9% Voting Cutback altogether in the event that they determine that it is the sole impediment to the Class A Shares being listed on the S&P 500 stock market index;

• Modify and narrow the existing rule that deems certain Class A Shares to be non-voting so that it applies only when the 9.9% Voting Cutback is in effect with respect to one or more persons and only to Class A Shares owned, or treated as owned, by persons (other than AGM, its affiliates, and persons who have granted AGM a valid proxy) who own, or are treated as owning, shares of AGM, and include a voting cutback that would apply only when the 9.9% Voting Cutback is in effect with respect to one or more persons and would limit to 49.9% the voting power of the Company owned, or treated as owned, by certain persons or groups of persons who do not own more than 50% of the value of the Company’s shares;

• Add certain procedural requirements necessary for shareholders to take action by written resolution;

• Permit certain provisions relating to the nomination of directors to be modified by the Shareholders Agreement (as defined and described herein);

• Eliminate certain transfer restrictions applicable to transfers of the Common Shares that would result in 19.9% or more of the total voting power or value of the Company being owned, or treated as owned, by persons who are either (i) both “United States shareholders” of the Company under Section 953(c) of the Internal Revenue Code of 1986, as amended (the “Code”), and Related Insured Entities (as defined in the Bye-laws) or (ii) both related to “United States shareholders” of the Company under Section 953(c) of the Code and Related Insured Entities;

• Make technical modifications to the restrictions on transactions between the Company and the Apollo Group (as defined in the Bye-laws) as a result of the elimination of the multi-class common stock structure of the Company;

• Modify the provisions of the Bye-laws that require the Company to refer the subject matter of certain matters with respect to its subsidiaries upon which it has the right to vote to its shareholders, and vote in accordance with the votes of its shareholders, so that those provisions apply only when the 9.9% Voting Cutback is in effect with respect to one or more persons; and

The Thirteenth Amended and Restated Bye-laws were submitted to the shareholders of the Issuer for approval and were approved and adopted contemporaneously with the closing of the Share Issuance.

The covenants include an obligation of the Issuer and AGM, subject to certain exceptions, to use commercially reasonable efforts to obtain all necessary permits, consents, orders, approvals and authorizations of, or any exemption by, all third parties and governmental entities, and the expiration or termination of any applicable waiting periods, necessary or advisable to consummate the Share Issuance.

The Bye-Law Amendment is included as Exhibit B to this Schedule 13D, and is incorporated herein by reference.

Voting Agreement

Management Holdings and James Belardi, the Chief Executive Officer of the issuer, and William Wheeler, the President of the Issuer (each an “Other Shareholder”), entered into a Voting Agreement (the “Voting Agreement”), pursuant to which each Other Shareholder irrevocably appointed Management Holdings as its proxy and attorney-in-fact (the “Proxy”) to vote all of such Other Shareholder’s Class A Shares at any meeting of the Issuer’s shareholders occurring following the Closing Date and in connection with any written consent of the Company’s shareholders following the Closing Date. If the Apollo Holders no longer hold an amount of Class A Shares equal to or exceeding the Nomination Rights Threshold (as defined therein), then the Proxy will be of no force and effect, and AGM will not be entitled to vote any of such Other Shareholder’s Class A Shares.

The Voting Agreement is included as Exhibit C to this Schedule 13D, and is incorporated herein by reference.

Shareholders Agreement

In connection with the Transaction Agreement, the Issuer also entered into a Shareholders Agreement, to be dated as of the Closing Date (the “Shareholders Agreement”), with AGM and its affiliates (the “Apollo Shareholders”), providing for, among other things, (i) the Issuer granting the Apollo Shareholders certain nomination rights to the Board, (ii) subjecting the Class A Shares held by the Apollo Shareholders to a lockup period and certain other transfer restrictions and (iii) granting the Facility Right to a Management Holdings, in each case, on the terms and subject to the conditions set forth therein. The Shareholders Agreement also sets forth certain information and inspection rights in favor of, and imposes certain confidentiality obligations on, the Apollo Shareholders.

Nomination Rights. Pursuant to the Shareholders Agreement, the Apollo Shareholders will have the right to nominate a number of individuals for election to the Board (the “Apollo Nominees”) at each election in proportion to the number of Class A Shares held or beneficially owned by the Apollo Shareholders (including any Class A Shares to which a valid proxy has been granted to any Apollo Shareholder), rounded up to the nearest whole number minus the number of directors nominated by the Apollo Shareholders then serving on the Board on classes of directors whose terms are not expiring at such annual or special general meeting. The Company will reasonably cooperate with, and use commercially reasonable efforts to assist, the Apollo Shareholders to cause the election of the Apollo Nominees to the Board. The Apollo Shareholders’ right to nominate the Apollo Nominees will terminate on the earlier of (i) the AOG, controlled affiliates of AGM and certain employees of or consultants to AGM no longer continuing to hold or beneficially own (excluding any Class A Shares to which a valid proxy has been granted to any Apollo Shareholder by any employee of the Company) at least 7.5% of the issued and outstanding Class A Shares or (ii) the AOG no longer continuing to hold or beneficially own (including any Class A Shares to which a valid proxy has been granted to any Apollo Shareholder) at least 5% of the issued and outstanding Class A Shares (the “Nomination Rights Threshold”).

Lock-Up, ROFO and Transfer Restrictions. Pursuant to the Shareholders Agreement, for 3 years after the Closing Date (the “Lock-Up Period”), the Apollo Shareholders may not transfer any Class A Shares except (i) after consultation with the Company, and subject to receipt of all required regulatory approvals, to certain affiliates and other controlled entities (who will be permitted transferees under the Shareholders Agreement) or (ii) in connection with certain permitted hedging transactions. From and after the expiration of the Lock-Up Period, the Company will generally have a right of first offer to purchase any Class A Shares that any Apollo Shareholder elects to sell (other than to a permitted transferee). If the Company does not exercise its right of first offer, then the Apollo Shareholders will be permitted to transfer their Class A Shares, provided that the Apollo Shareholders will be prohibited from transferring Class A Shares to any competitor of the Company or to any person that would, after giving effect to the transfer, holds 2.5% or more of the issued and outstanding Class A Shares.

The Shareholders Agreement is included as Exhibit D to this Schedule 13D, and is incorporated herein by reference.

Registration Rights Agreement

In connection with the Transaction Agreement, the Issuer and AGM have entered into a Registration Rights Agreement, dated as of the Closing Date (the “Registration Rights Agreement”), providing for, among other things, demand, piggyback and shelf registration rights with respect to the Class A Shares held by the Apollo Shareholders (the “Registrable Securities”), in each case, on the terms and subject to the conditions set forth therein.

The Registration Rights Agreement is included as Exhibit E to this Schedule 13D, and is incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit	Description
Exhibit A

Transaction Agreement, dated as of October 27, 2019, by and among Athene Holding Ltd., Apollo Global Management, Inc. and each Person identified on the signature page thereto as a member of the Apollo Operating Group (incorporated by reference to Exhibit 10.37 of the Issuer’s Annual Report on Form 10-K filed on February 20, 2020)

Exhibit B	Thirteenth Amended and Restated Bye-Laws, effective February 28, 2020 (incorporated by reference to Exhibit 3.1 the Issuer’s Current Report on Form 8-K filed on March 2, 2020)
Exhibit C

Voting Agreement, dated as of October 27, 2019, by and among Apollo Management Holdings, L.P. and each Person identified on the signature pages thereto as an Other Shareholder (incorporated by reference to Exhibit 10.38 of the Issuer’s Annual Report on Form 10-K filed on February 20, 2020)

Exhibit D	Shareholders Agreement, dated as of February 28, 2020, by and among Athene Holding Ltd. and each Person identified on the signature pages hereto as an Apollo Shareholder
Exhibit E	Registration Rights Agreement, dated as of February 28, 2020, by and among Athene Holding Ltd. and Apollo Global Management, Inc.
Exhibit F	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2020

APH I HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

	By:	Apollo Principal Holdings I, L.P.,
its sole member

		By:	Apollo Principal Holdings I GP, Ltd.,
its general partner

			By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS I, L.P.

	By:	Apollo Principal Holdings I GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS I GP, LTD.

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH II HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

	By:	Apollo Principal Holdings II, L.P.,
its sole member

		By:	Apollo Principal Holdings II GP, Ltd.,
its general partner

			By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS II, L.P.

By:	Apollo Principal Holdings II GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS II GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH III HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings III, L.P.,
its sole member

	By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS III, L.P.

By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS III GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH IV HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings IV, L.P.,
its sole member

	By:	Apollo Principal Holdings IV GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS IV, L.P.

By:	Apollo Principal Holdings IV GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS IV GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH V HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings V, L.P.,
its sole member

	By:	Apollo Principal Holdings V GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS V, L.P.

By:	Apollo Principal Holdings V GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS V GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH VI HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings VI, L.P.,
its sole member

	By:	Apollo Principal Holdings VI GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS VI, L.P.

By:	Apollo Principal Holdings VI GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS VI GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH VII HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings VII, L.P.,
its sole member

	By:	Apollo Principal Holdings VII GP, Ltd.,
its general partner

	By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS VII, L.P.

By:	Apollo Principal Holdings VII GP, Ltd.,
its general partner

	By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS VII GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH VIII HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings VIII, L.P.,
its sole member

	By:		Apollo Principal Holdings VIII GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS VIII, L.P.

By:	Apollo Principal Holdings VIII GP, Ltd.,
its general partner

	By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS VIII GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH IX HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings IX, L.P.,
its sole member

	By:	Apollo Principal Holdings IX GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS IX, L.P.

By:	Apollo Principal Holdings IX GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS IX GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH X HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings X, L.P.,
its sole member

	By:	Apollo Principal Holdings X GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS X, L.P.

By:	Apollo Principal Holdings X GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS X GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APH XI HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings XI, LLC,
its sole member

	By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS XI, LLC

By:	/s/ William B. Kuesel
William B. Kuesel
Manager

APH XII HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	Apollo Principal Holdings XII, L.P.,
its sole member

	By:		Apollo Principal Holdings XII GP, Ltd.,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS XII, L.P.

By:	Apollo Principal Holdings XII GP, Ltd.,
its general partner

	By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS XII GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

AMH HOLDINGS - WEDNESDAY SUB (CAYMAN), LLC

By:	AMH Holdings (Cayman), L.P.,
its sole member

	By:	AMH Holdings GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

AMH HOLDINGS (CAYMAN), L.P.

By:	AMH Holdings GP, Ltd.,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

AMH HOLDINGS GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO INSURANCE SOLUTIONS GROUP LP

By:	AISG GP Ltd.,
its general partner

	By:	/s/ Angelo Lombardo
Angelo Lombardo
General Counsel

AISG GP LTD.

By:	/s/ Angelo Lombardo
Angelo Lombardo
General Counsel

APOLLO LIFE ASSET, L.P.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO LIFE ASSET GP, LLC

By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

By:		Apollo Capital Management GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PALMETTO ADVISORS, L.P.

By:		Apollo Palmetto Management, LLC,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PALMETTO MANAGEMENT, LLC

By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

AAA GUARANTOR - ATHENE, L.P.

By:	AAA Investments, L.P.,
its general partner

	By:	Apollo Alternative Assets, L.P.,
its service provider

		By:	Apollo International Management, L.P.,
its managing general partner

			By:		Apollo International Management GP, LLC,
its general partner

				By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

AAA INVESTMENTS, L.P.

By:	Apollo Alternative Assets, L.P.,
its service provider

	By:	Apollo International Management, L.P.,
its managing general partner

		By:	Apollo International Management GP, LLC,
its general partner

			By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

AAA ASSOCIATES, L.P.

By:	Apollo Alternative Assets, L.P.,
its service provider

	By:	Apollo International Management, L.P.,
its managing general partner

		By:	Apollo International Management GP, LLC,
its general partner

			By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

AAA MIP LIMITED

By:	Apollo Alternative Assets, L.P.,
its service provider

	By:	Apollo International Management, L.P.,
its managing general partner

		By:	Apollo International Management GP, LLC,
its general partner

			By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO ALTERNATIVE ASSETS, L.P.

By:	Apollo International Management, L.P.,
its managing general partner

	By:	Apollo International Management GP, LLC,
its general partner

		By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO INTERNATIONAL MANAGEMENT, L.P.

By:	Apollo International Management GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO INTERNATIONAL MANAGEMENT GP, LLC

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

AAA HOLDINGS, L.P.

By:	AAA Holdings GP Limited,
its general partner

	By:	/s/ John Suydam
John Suydam
Director

AAA HOLDINGS GP LIMITED

By:		/s/ John Suydam
John Suydam
Director

APOLLO MANAGEMENT HOLDINGS, L.P.

By:		Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers and managers of Management Holdings GP, Principal Holdings I GP, Principal Holdings II GP, Principal Holdings III GP, Principal Holdings IV GP, Principal Holdings V GP, Principal Holdings VI GP, Principal Holdings VII GP, Principal Holdings VIII GP, Principal Holdings IX GP, Principal Holdings X GP, Principal Holdings XI, Principal Holdings XII GP, and AMH Holdings GP (the “AOG Entities”).  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The managers and principal executive officers of AOG Entities are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupation of each of Messrs. Black, Harris and Rowan is to act as executive officers and managers of the AOG Entities and other related investment managers and advisors.

Mr. Black has beneficial ownership over an aggregate 2,714,534 Class A Shares directly and through family trusts. Mr. Harris has indirect beneficial ownership over 1,291,584 Class A Shares. Mr. Rowan has indirect beneficial ownership over 1,681,075 Class A Shares.

None of Messrs. Black, Harris, or Rowan effected any transactions in Class A Shares during the past 60 days.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Class A Shares reported as beneficially owned by the Reporting Persons.